UNITED STATES
SECURITIES AND EXCHANGE COM[MISSION]
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/16/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Octeg, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Member of Octeg, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") of the Securities Investor Protection Corporation ("SIPC") of Octeg, LLC (the "Company"), for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records, as follows:

Quarterly Payment	Amount $	Support obtained
1st Quarter 2009	150	Agreed to check number 1804 dated 03/1/2010
2nd Quarter 2009	308,220	Agreed to check number 1771 dated 07/27/2009
	308,370	Agreed to Form SIPC-7T, Page 1, item 2b
Six months ended December 31, 2009	448,624	Agreed to check number 1803 dated 02/24/2010
	756,994	Agreed to Form SIPC-7T, Page 1, item 2a

2. Compared the total revenue amount reported in the statement of income included in the audited financial statements for the year ended December 31, 2009, less the revenues reported on the Company's Focus Report for the period from January 1, 2009 to March 31, 2009, as applicable, with the Total Revenue amount of $331,446,241 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. The total revenue presented on this line of the Form SIPC-7T is net of interest.

	Amount $
Total revenue per page 3 of the audited financial statements	471,099,420
Dividend expense added back due to the net presentation in the audited financial statements	184,608
	471,284,028
Total revenue per page 5, line 9 of Q1 Part II FOCUS report	(139,837,787)
	331,446,241
Amount per Form SIPC-7T, Page 2, item 2a	331,446,241
Difference	**(0)**

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on line 2b. (4), Interest and dividend expense deducted in determining total revenue amount reported on page 2 item 2a, reported in Form SIPC-7T of $118,823 to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

	GL account	**01/01/09 - 12/31/09 $ (A)**	**01/01/09 - 03/31/09 $ (B)**	**04/01/09 - 12/31/09 $ (A-B)**
41100	Short Stock Interest	51,550	-1,519	53,069
41600	Dividend Withholding Tax	660	47	613
51000	Debit Interest	158,690	93,549	65,141
		210,900	92,077	118,823

   b. Compared deductions on line 2c. (2), Revenues from commodity transactions, reported in Form SIPC-7T of $15,557,646 to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

	GL account	**01/01/09 - 12/31/09 $ (A)**	**01/01/09 - 03/31/09 $ (B)**	**04/01/09 - 12/31/09 $ (A-B)**
40000	Trading Income	21,070,678	5,513,032	15,557,646

c. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, totaling $ 12,970,349, to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

	GL account	01/01/09 - 12/31/09 $	01/01/09 - 03/31/09 $	04/01/09 - 12/31/09 $
40900	Order Flow	17,142,584	4,206,692	12,935,892
40910	Order Flow	-932,398	-366,441	-565,956
		16,210,186	3,840,251	12,369,935
40200	Fees: Clearing			600,414
			Total deductions:	12,970,349

d. Compared deductions on line 2c. (5), Net gain from securities in investment accounts, reported in Form SIPC-7T to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

	GL account	01/01/09 - 12/31/09 $ (A)	01/01/09 - 03/31/09 $ (B)	04/01/09 - 12/31/09 $ (A-B)
48200	Income on Investment	259,559	139,030	120,529

e. Compared deductions on line 2c (9), total interest and dividend expense to the Company's trial balance provided by Derek Carter, Statutory Accountant, as follows:

	GL account	01/01/09 - 12/31/09 $ (A)	01/01/09 - 03/31/09 $ (B)	04/01/09 - 12/31/09 $ (A-B)
41100	Short Stock Interest	51,550	-1,519	53,069
41600	Dividend Withholding Tax	660	47	613
51000	Debit Interest	158,690	93,549	65,141
		210,900	92,077	118,823

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e amounting to $302,797,717 and $756,994, respectively, on Form SIPC-7 as follows:

	Amount $
Total Revenue per Form SIPC-7T, Page 2, item 2a	331,446,241
Total Additions per per Form SIPC-7T, Page 2, item 2b	118,823
Total Deductions per Form SIPC-7T, Page 2, item 2c	-28,767,347
	302,797,717
SIPC net operating Revenues per Form SIPC-7T, Page 2, item 2d	302,797,717
Difference	-
Recalculated General assessment @0.0025	756,994
General assessment @0.0025 per Form SIPC-7T, Page 2, item 2e	756,994
Difference	-



We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the member of the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2010